ENCORE WIRE CORPORATION

1329 Millwood Road

McKinney, Texas 75069

July 30, 2012

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Encore Wire Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 2, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 0-20278

Dear Mr. O’Brien:

Encore Wire Corporation (the “Company”), has the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2012 to Daniel L. Jones. The Company’s responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

1.	As copper is your most significant cost of goods sold and can have a material impact on your gross profit margin due to its pricing variability, please disclose the price for one pound of copper on the COMEX for the periods presented in the periodic report. As part of this disclosure, please disclose for the periods presented the average price, the highest monthly average price, and the lowest monthly average price. For the average monthly high and low prices, please indicate the month referenced (e.g., February 2011 had the highest monthly average price at $4.49). Please refer to Item 303(a)(3)(iv) of Regulation S-K for guidance.

Response: The Company notes your comments and confirms that, in future filings, it will disclose the price for one pound of copper on the COMEX for the periods presented in the Company’s periodic reports. Such disclosure will include the average price for the period (indicating the period referenced), the highest monthly average price (indicating the month referenced), and the lowest monthly average price (indicating the month referenced).

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

2.	We note from your fourth quarter of fiscal year 2011 results press release that the key metric management uses to your assess earnings is the spread between the price of wire sold and the cost of raw copper purchased in any given period. In future periodic reports, please disclose this key metric, along with an explanation of your calculation and an analysis for material changes between the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: As a key metric in evaluating the Company’s results of operations, the Company’s management uses the “spread,” which for relevant periods is the difference between the average sales price of product sold containing a pound of copper less the average price paid by the Company for a pound of copper during the same period. Given the predominance of the value of copper as a factor in the sales price and costs of the Company’s product, the spread is one metric that helps management to evaluate sales margins. Information necessary to calculate the spread includes sales dollars, unit volumes in pounds of copper sold, and dollar and unit volumes of pounds of copper purchased, each for the respective measurement periods.

Historically, the Company has not disclosed the quantity of product produced or sold related to relevant periods in its periodic reports, nor has it disclosed the absolute value of quantity based performance measurements such as net sales per copper pound sold or net costs per copper pound purchased or sold. Similarly, the Company has not historically disclosed either the absolute calculation of the spread, or key components of the spread (e.g., average sales price of product sold containing a pound of copper, and average price paid by the Company for a pound of copper during the same period). The Company considers this information to be strictly confidential and believes the public disclosure of such information would cause competitive harm.

However, in accordance with the requirements of Item 303(a)(3) of Regulation S-K and Section 501.12.b.1 of the Financial Reporting Codification, the Company has consistently endeavored to transparently disclose material changes in sales, cost and related margin information within the Management’s Discussion & Analysis section of its periodic reports so as to promote the understanding by investors and other users of the material information necessary to the understanding of the Company’s operating performance. As examples of the Company’s compliance efforts, the Company notes the following information that was provided within Item 7. “Management’s Discussion and Analysis – Results of Operations” of the Company’s Form 10-K for the year ended December 31, 2011, with respect to the Company’s operating performance in Fiscal 2011 as compared to Fiscal 2010:

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

Disclosure of Net Sales Information

•

Net sales were $1.18 billion in Fiscal 2011 compared to $910.2 million in Fiscal 2010, an increase of 29.7%, attributed to a 22.2% increase in the average price of product sold and a 6.2% increase in the volume of copper pounds of product sold. The average price of copper purchased in Fiscal 2011 increased 18.7% versus the 2010 average price.

Although the Company did not disclose the average price per copper pound of product sold or the absolute unit volume of copper pounds of product sold in the disclosure above, the Company believes that such disclosure clearly quantifies for investors and other financial statement users material information related to the movement of average sales prices and unit sales volumes necessary for understanding the Company’s comparative net sales performance.

Disclosure of Cost of Goods Information

•

Cost of goods sold was $1.04 billion in Fiscal 2011 compared to $827.8 million in Fiscal 2010. This increase (approximately $213 million or 25.6%) was attributed to copper costs included in cost of goods sold increasing to $895.2 million in Fiscal 2011 from $671.6 million in Fiscal 2010 (approximately $224 million) and copper costs increasing as a percentage of sales from 73.8% in Fiscal 2010 to 75.8% in Fiscal 2011. Copper was also noted as the largest component of the Company’s costs and thus the most significant driver of sales prices of wire. Further, the Company noted that in 2011 copper traded in a relatively consistent range, at or near historical highs, for the first three quarters of the year and then made a fairly steep decline in the fourth quarter of 2011; and conversely the Company noted that in 2010 copper traded in a relatively consistent range in the first three quarters of the year and then made a fairly steep rise in the fourth quarter of 2010 to levels that were at or near historical highs.

Although the Company did not disclose the average price paid for purchases of copper or the absolute volume of copper pounds purchased in the disclosure above, the Company believes that such disclosure clearly quantifies for investors and other financial statement users material information related to the movement of costs of goods sold necessary for understanding the Company’s comparative net sales performance. Further, as noted in the Company’s response to the Staff’s first comment above, in future filings the Company will disclose the price for one pound of copper on the COMEX for the periods presented in the Company’s periodic reports.

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

Disclosure of Margin Information

•

In comparing 2011 and 2010, the average sales price of wire containing a pound of copper increased more than the average price of copper purchased during the period. Therefore, margins expanded as the spread between the price of wire sold and the cost of raw copper purchased increased by 33.8%, due primarily to industry pricing discipline. Fluctuations in sales prices are primarily a result of changing copper raw material prices and product price competition. Margins were stronger in all four quarters of 2011 versus 2010, peaking in the second half of the year.

In the disclosure above, in a pattern similar to that of net sales and cost of goods information, although the Company did not disclose the average sales price of wire containing a pound of copper, the average price of copper pounds purchased during the period, or the absolute value of the resulting spread, the Company believes that such disclosure both quantitatively and qualitatively provides for investors and other financial statement users material information related to increased sales margins that were the result of increases in sales prices outpacing increases in copper prices due primarily to industry pricing discipline.

In consideration of the Staff’s comment and the importance of transparently providing material information to investors and other financial statement users sufficient to understand the Company’s operating performance, in future filings it will continue to disclose percentage movements in average sales prices and unit volumes as applicable and appropriate to explain changes in net sales, percentage movements in copper costs or other relevant factors as applicable and appropriate to explain changes in costs of goods sold, and percentage movements in the spread or other relevant factors as applicable and appropriate to explain changes in the Company’s sales margins. Further, when the Company discloses percent changes in the spread, the Company will continue to describe the underlying spread calculation as relating to the difference between the average sales price of product containing a pound of copper and the average price paid for a pound of raw copper during the relevant period of measurement.

Liquidity and Capital Resources, page 16

3.

We note that accounts receivable, net is 53% and 60% of total current assets as of December 31, 2011 and March 31, 2012, respectively. We also note that accounts receivable, net as a percentage of net sales has increased significantly from 74% as

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

of December 31, 2010 to 81% as of March 31, 2012. As such, please revise your discussion and analysis of accounts receivable to provide a more substantive explanation for the significant increase and your assessment as to its collectability. In this regard, your explanation that the increase in accounts receivable, net as of December 31, 2011 as compared to December 31, 2010 is due to the increase in dollar sales does not appear to be appropriate, as your fourth quarter of fiscal year 2011 net sales decreased 31% compared to fourth quarter of fiscal year 2010 net sales. As part of your discussion and analysis, please disclose the standard customer payment terms. If you have differing terms for varying customers, please disclose the varying terms by each customer type along with the amount of accounts receivable for each balance sheet date presented. Please also disclose any changes in the standard customer payment terms or in any customer-specific payment terms during any of the periods presented. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with the discussion and analysis you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Response: The Company agrees with the Staff’s comment that accounts receivable, net is a significant component of the Company’s current assets and that the percentage of quarterly sales that the Company’s accounts receivable, net represents at the end of a reporting period can moderately fluctuate from period to period. Additionally, the Company notes that the significant majority of the Company’s sales occur to customers with standard terms requiring payment within 60 to 75 days. On average, based upon customer buying patterns, these terms typically result in the significant majority of the Company’s sales being collected within 60 to 75 days of the date of sale. As such, as of the end of each reporting date, the Company’s accounts receivable, net generally reflects less than 100% of the net sales for the completed quarter, as significant collections of net sales recorded during the first month of a given quarter will have begun to occur. Additionally, the percentage of accounts receivable, net at the end of a reporting period as a percentage of that quarter’s net sales will fluctuate depending upon the proportion of quarterly net sales that are recorded in the earlier or latter part of the respective quarter. Using the Staff’s example, the Company notes that during the quarter ended December 31, 2010, approximately 63% of sales occurred in the last two months of the quarter (November and December 2010). Conversely, for the quarter ended March 31, 2012, approximately 68% of sales occurred in the last two months of the quarter. This difference in the timing of sales within the respective quarters, along with a slightly slower customer payment stream experienced by many companies in December, due to the holidays, explain the differences in percentages noted by the Staff. The Company also notes and agrees with the Staff’s comment regarding the explanation of the increase in accounts receivable from the end of Fiscal 2010 to the end of Fiscal 2011 being attributable to an increase in sales. Indeed, net sales had decreased slightly and the increase in accounts receivable was due primarily to the timing of

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

payments from a few of the Company’s larger customers. However, the Company notes that both historically and in the respective periods referenced, movements in its customer payment patterns did not present collectability concerns.

The Company notes your comments as discussed above and, in future filings, the Company will revise its disclosure in Item 7. “Management’s Discussion and Analysis – Liquidity and Capital Resources” to reflect enhanced disclosure regarding customer payment terms and movements in accounts receivable. See ATTACHMENT A to this response letter for a marked excerpt of the Company’s fiscal year 2011 Form 10-K with an example of a revised presentation.

9. Contingencies, page 31

4.	We note your disclosures regarding the various patent issues with Southwire Company. We further note that you have not recognized a liability for these pending lawsuits, as you are unable to determine if a loss is probable and you are unable to reasonably estimate a corresponding loss. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please either disclose an estimate of the loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. You may provide your disclosures on an aggregated basis. Please also note that while we understand there are uncertainties associated with estimating the amount of reasonably possible loss in excess of accrual, ASC 450-20-50 does not require the estimate to be precise. Further, the closer you are to settling a matter, the more estimable the matter should become. In this regard, we note that you were scheduled to meet for a settlement conference on March 21, 2012, for the complaint filed on July 7, 2009, regarding the 301 patent. As part of your response, please explain to us why you did not provide investors with updated information in your first quarter of fiscal year 2012 Form 10-Q for the results of the settlement conference.

If you are unable to estimate the amount or range of reasonably possible loss for your pending lawsuits, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 — 50-5. Please include your proposed disclosures to be included in future filings in your response.

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

Response: Although the parties convened on March 21, 2012 for a settlement conference regarding the ‘301 patent lawsuit filed on July 7, 2009 by Southwire Company, a Delaware corporation (“Southwire”), such settlement conference did not result in any negotiation, agreement, decision or other development that the Company believed is material to such lawsuit. Accordingly, the Company notes that it had no information to report to investors regarding the settlement conference. At this point, the parties are planning a second conference to further discuss the issues. In the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012, the Company will continue to update its disclosures with respect to the Southwire litigation.

The Company regularly evaluates the status of all legal proceedings in which it is involved, to assess whether accruals for probable losses are appropriate under ASC 450-20-50, and to determine for disclosure consideration purposes whether an estimate of possible loss or range of loss can be made under ASC 450-20-50 as to legal proceedings where the Company has determined that a loss is reasonably possible. As part of this evaluation, management confers with the Company’s outside counsel to evaluate all current litigation, claims or assessments in which the Company is involved. The Company’s management then internally evaluates all of the Company’s current litigation, claims or assessments.

During these evaluations, the Company’s management considers all existing and new matters, including, but not limited to, (i) the nature of the proceeding; (ii) the status of each proceeding; (iii) the advice of legal counsel and other advisors related to each proceeding; (iv) the Company’s experience or experience of other entities in similar proceedings; (v) the damages sought for each proceeding; (vi) whether the damages are unsupported and/or exaggerated; (vii) substantive rulings by the court; (viii) information gleaned through settlement discussions, if any; (ix) whether there is uncertainty as to the outcome of pending appeals or motions; (x) whether there are significant factual issues to be resolved; and/or (xi) whether the matters involve novel issues or unsettled legal theories.

With respect to any aspects of the Company’s current litigation matters with Southwire for which there is a reasonable possibility of loss, the Company’s management is unable to reasonably estimate any loss or range of possible losses for the following reasons:

•

The Company is not a party to any active litigation. With respect to all patent claims, there are two patents (‘301 and ‘024) asserted against the Company. All litigation is currently stayed or dismissed, and there is no existing date that the Company could predict a change in the claim stays.

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

•

The claims of the ‘301 patent were modified during a reexamination procedure that concluded during the current stay of the ‘301 patent case. The ‘301 patent case stay was in place during the ‘301 patent reexamination, and Southwire has yet to identify any allegedly infringing products for the newly modified claims. Even if the stay was lifted with respect to the ‘301 patent case, such case is at an early stage of its proceedings. The court has not yet construed the meaning of the newly modified claim terms, Southwire has not yet specified damages and discovery is incomplete. Compounding the foregoing, the facts in dispute, now that the ‘301 patent claims have been modified, are complex and include the existence of uncertainty with respect to the scope of the modified claims and validity of the ‘301 patent.

•

The United States Patent and Trademark Office recently rejected patent claims 4-7 and 9-12 in a reexam of the ‘024 patent, which creates uncertainty as to the scope of the ‘024 patent, including whether any claims of the ‘024 patent will ever be asserted by Southwire, and if some claims are asserted, what the scope of these future claims will be. This ruling is not final and is subject to further reexamination proceedings.

•

If the stay is lifted with respect to the ‘301 or ‘024 cases and such cases proceed to trial, the Company expects such trial to be a jury trial. Predicting the outcome of complex business litigation in a jury trial is notoriously difficult and subjective.

The foregoing reasons collectively make it impossible for the Company to make a reasonable estimate of potential outcomes or a related loss or range of losses for the litigation matters with Southwire. In addition, due to the stages of the Southwire proceedings, the Company is unable to determine a time period in which it will be able to determine potential outcomes or make a reasonable estimate of possible losses. However, the Company will continue to monitor and evaluate the status of the legal proceedings each quarter based on the factors described above to determine the need for additional disclosure. The Company intends to include disclosure similar to the following in future filings:

The Company is from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of its business. The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of the probability of a loss and the determination as to whether a loss is reasonably estimable. Any such accruals are reviewed at least quarterly and adjusted to reflect the effects of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450) that losses could exceed amounts already accrued, if any, and the additional loss or range of loss is able to be estimated, management discloses the additional loss or range of loss.

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

In some instances, the Company is unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery is incomplete; the complexity of the facts that are in dispute; the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and/or the often slow pace of litigation. At this time, the Company does not believe it is possible to estimate the outcome of the litigation or reasonably estimate a possible range of outcomes given the status of the proceedings, the complexities of the facts in dispute and the multiple claims involved. Accordingly, no accrual has been made and in addition, the Company is unable to reasonably estimate any potential loss or range of loss.

12. Quarterly Financial Information (Unaudited), page 33

5.	In future filings, please ensure that you provide investors with disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. In this regard, we note that fourth quarter of fiscal year 2011 net sales were significantly less than the other three quarters; however, gross profit and net income for the fourth quarter exceeded the other three quarters. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance. Please provide us with the disclosures that you would have included in the fiscal year 2011 Form 10-K in response to this comment.

Response: The Company notes your comment that net sales for the fourth quarter of fiscal 2011 were significantly less than the other three quarters in 2011, and that gross profit for the fourth quarter exceeded the other three quarters. The Company notes that these fluctuations were not the result of any discrete, material fourth quarter events or transactions such as a disposal of a component or entity (there were none), the recognition of extraordinary, unusual or infrequently occurring items (there were none), or the aggregate effects of year-end adjustments that were material to the fourth quarter’s results. As such, no supplemental disclosures regarding the Company’s results of operations in the fourth quarter of Fiscal 2011 were determined to be necessary pursuant to Item 302(a)(3) of Regulation S-K or ASC 70-10-50-2, and none were included in Note 12. “Quarterly Financial Information (Unaudited)” within

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

the Company’s financial statements. However, while there were no specific events or transactions meeting the aforementioned criteria, the Company does believe that investors may consider material information related specifically to the operating results of the fourth quarter beneficial and has endeavored to provide such information when applicable within Item 7. “Management’s Discussion and Analysis – Results of Operations.” For example, in the Company’s 2011 Form 10-K, within the Results of Operations discussion, the following disclosures were provided:

•

Copper costs are the most significant driver of the sales price of wire. In 2011, copper costs remained at or near historical highs for the first three quarters, and then made a steep decline in the fourth quarter.

•

The spread between the price of product sold containing a pound of copper and the price of copper increased in 2011, with margins in 2010 exceeding those in 2010 throughout the year, peaking in the latter half of the year.

The Company believes that the collective disclosures above provided meaningful information to investors regarding the Company’s results of operations related to Fiscal 2011’s fourth quarter. However, in future Form 10-K filings and in consideration of the Staff’s comment, when appropriate the Company will enhance its disclosure within Item 7. “Management’s Discussion and Analysis – Results of Operations” of meaningful information related to the Company’s fourth quarter operating performance. See ATTACHMENT B to this response letter for a marked excerpt of the Company’s fiscal year 2011 Form 10-K with an example of a revised presentation.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

General

6.	In future filings, please include the changes in the separate accounts comprising shareholders’ equity as a separate statement or in the footnotes. Please refer to ASC 505-10- 50-2 for guidance.

Response: As permitted by the requirements of 210.8-03 of Regulation S-X, the Company has not historically presented a separate quarterly statement of shareholders’ equity. However, in the Company’s Form 10-Q for the quarter ended March 31, 2012, the Company has presented the ending balances of each of the separate accounts comprising stockholders’ equity (common stock, additional paid-in capital, treasury stock, and retained earnings) as well as the respective number of issued shares and shares held in treasury (the net of which represents outstanding shares) at such dates.

Mr. Terence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

July 30, 2012

The Company believes that for the quarter ended March 31, 2012, this presentation and the related information was sufficient for compliance with ASC 505-10-50-2 as common stock and treasury stock account balances were unchanged, additional paid-in capital changed by less than 1% related to the recording of routine stock-based compensation expense, and retained earnings changed almost entirely by the amount of net income. In accordance with ASC 505-10-50-2, in future filings on its quarterly reports on Form 10-Q, the Company will explicitly disclose in its financial statement footnotes any material changes in issued shares or shares held in treasury, as well as any changes in the separate accounts comprising stockholders’ equity resulting from items other than net income.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact the Company’s counsel, Thompson & Knight LLP, by contacting Ann Marie Cowdrey at (214) 969-1221.

Respectfully,

/s/ Frank J. Bilban

Frank J. Bilban

ATTACHMENT A

Marked Excerpt from 2011 Form 10-K

Liquidity and Capital Resources

The following table summarizes the Company’s cash flow activities (in thousands):

	Year Ended December 31,
	2011	2010	2009
Net cash provided by operating activities	$26,169	$2,444	$28,605
Net cash used in investing activities	(16,946)	(21,629)	(18,783)
Net cash used in financing activities	(177)	(104,332)	(719)

Net increase (decrease) in cash and cash equivalents	$9,046	$(123,517)	$9,103

The Company maintains a substantial inventory of finished products to satisfy customers’ prompt delivery requirements. As is customary in the industry, the Company provides payment terms to most of its customers that exceed terms that it receives from its suppliers. In general, the Company’s standard payment terms result in the collection of a significant majority of net sales within approximately 75 days of the date of invoice. Therefore, the Company’s liquidity needs have generally consisted of working capital necessary to finance receivables and inventory. Capital expenditures have historically been necessary to expand and update the production capacity of the Company’s manufacturing operations. The Company has historically satisfied its liquidity and capital expenditure needs with cash generated from operations, borrowings under its various debt arrangements and sales of its common stock.

At December 31, 2011 and December 31, 2010, the Company had no debt outstanding.

The Company is party to a Financing Agreement with two banks, Bank of America, N.A., as Agent, and Wells Fargo Bank, National Association (as amended, the “Financing Agreement”). The Financing Agreement extends through August 6, 2013, and provides for maximum borrowings of the lesser of $150,000,000 or the amount of eligible accounts receivable plus the amount of eligible finished goods and raw materials, less any reserves established by the banks. The calculated maximum borrowing amount available at December 31, 2011, as computed under the Financing Agreement, was $149,660,000. Borrowings under the line of credit bear interest, at the Company’s option, at either (1) LIBOR plus a margin that varies from 1.0% to 1.75% depending upon the ratio of debt outstanding to adjusted earnings or (2) the base rate (which is the higher of the federal funds rate plus 0.5% or the prime rate) plus 0% to 0.25% (depending upon the ratio of debt outstanding to adjusted earnings). A commitment fee ranging from 0.20% to 0.375% (depending upon the ratio of debt outstanding to adjusted earnings) is payable on the unused line of credit. At December 31, 2011, there were no borrowings outstanding under the Financing Agreement. Obligations under the Financing Agreement are the only contractual borrowing obligations or commercial borrowing commitments of the Company.

Obligations under the Financing Agreement are unsecured and contain customary covenants and events of default. The Company was in compliance with the covenants as of December 31, 2011.

The Company paid interest totaling $321,742, $522,000 and $3.2 million in 2011, 2010 and 2009, respectively. The Company capitalized $0, $29,000 and $354,000 of interest in 2011, 2010 and 2009, respectively.

On November 10, 2006, the Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 1,000,000 shares of its common stock through December 31, 2007 on the open market or through privately negotiated transactions at prices determined by the President of the Company. The Company’s Board of Directors has subsequently authorized annual extensions of this stock repurchase program through March 31, 2013 and has authorized the repurchase of up to 2,610,000 shares of its common stock. The Company repurchased 10,124 shares of its stock in 2011 and 1,327 shares of its stock in 2010. All shares purchased under the program were purchased on the open market by the Company’s broker pursuant to a Rule 10b5-1 plan announced on November 28, 2007.

Cash provided by operations was $26.2 million in 2011 compared to cash provided by operations of $2.4 million in 2010 and cash provided by operations of $28.6 million in 2009. The increase in cash provided by operations of $23.7 million in 2011 versus 2010 was due to several factors. The Company had net income of $50.1 million in 2011 versus net income of $15.3 million in 2010. Accounts receivable increased in 2011 and 2010, resulting in a use of cash of $8.5 million and $57.5 million, respectively. Accounts receivable generally increases in proportion to dollar sales and to a lesser extent is affected by the timing of when sales occur during a given quarter. Additionally, accounts receivable can fluctuate based upon the payment timing preferences of certain larger customers, though increases in accounts receivable for this reason have not historically raised collectability issues. In 2011, accounts receivable increased over 2010 levels due primarily to a slight decrease in the collection timing from larger customers. In 2010, accounts receivable increased over 2009 levels in concert with the increased dollar sales in 2010. ~~Accounts receivable increased in concert with the increased dollar sales in both years versus the prior years.~~ Inventory increased in 2011, resulting in a $21.4 million use of cash, while inventory decreased in 2010, which provided a $0.5 million source of cash. This swing in inventory resulted in an overall decrease in cash provided of $21.8 million in 2011 versus 2010. Accounts payable and accrued liabilities resulted in a $43.1 million decrease in cash provided in 2011 versus 2010 due primarily to the decrease in accounts payable, stemming from the timing of inventory receipts at quarter end. Changes in current and deferred taxes provided $9.2 million in cash in 2011 versus a $21,000 use of cash in 2010. These changes in cash flow were the primary drivers of the $23.7 million increase in cash flow from operations in 2011 versus 2010.

The decrease in cash provided by operations of $26.2 million in 2010 versus 2009 was due to several factors. In 2010, cash used for increased accounts receivable increased by $50.2 million more than in 2009, while inventory decreases provided $22.5 million less cash in 2010 than in 2009. This net $72.7 million negative swing in the use of cash was largely offset by several positive swings in sources of cash, including: $22.7 million from increased accounts payable and accrued liabilities, $11.7 million from increased net income and $5.5 million from increased taxes payable. Accounts receivable increased due to the increased sales dollars in 2010. Inventory dollars were virtually flat in 2010 versus a $23.0 million decrease in 2009.

Cash used in investing activities decreased to $16.9 million in 2011 from $21.6 million in 2010, versus $18.8 million in 2009. In 2011, capital expenditures were used for various machinery and equipment, and completing the construction and equipping of the new research & development building. In 2010, the funds were used for machinery and equipment, constructing a new research & development building and land purchases. In 2009 capital expenditures were made on various machinery and equipment purchases.

The cash used in financing activities of $0.2 million in 2011 consisted primarily of $1.9 million in dividend payments offset by $1.8 million proceeds from issuance of Company stock related to employees exercising stock options. The cash used in financing activities of $104.3 million in 2010 was primarily the result of the Company’s early retirement of long-term notes payable. The cash used in financing activities of $0.7 million in 2009 consisted of $1.8 million in dividend payments offset by $0.7 million proceeds from issuance of Company stock related to employees exercising stock options and $0.4 million arising from excess tax benefits of the options exercised.

During 2012, the Company expects its capital expenditures will consist primarily of the new building and manufacturing equipment for its new aluminum building wire plant as discussed above. The Company also expects its future working capital requirements may fluctuate as a result of changes in unit sales volumes and the price of copper and other raw materials. The Company believes that its cash balance, cash flow from operations and the financing available from its revolving credit facility will satisfy working capital and capital expenditure requirements for the next twelve months.

ATTACHMENT B

Marked Excerpt from 2011 Form 10-K

Results of Operations

The following table presents certain items of income and expense as a percentage of net sales for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold:
Copper	75.8	73.8	67.8
Other raw materials	7.3	6.6	8.8
Depreciation	1.0	1.3	1.9
Labor and overhead	5.9	6.2	8.2
LIFO adjustment	(2.0)	3.0	5.6
Lower cost or market adjustment	0.0	0.0	0.0

	88.0	90.9	92.3

Gross profit	12.0	9.1	7.7
Selling, general and administrative expenses	5.5	6.3	6.7

Operating income	6.5	2.8	1.0
Interest and other (income) expense	0.0	0.3	0.2

Income before income taxes	6.5	2.5	0.8
Provision for income taxes	2.3	0.8	0.2

Net income	4.2%	1.7%	0.6%

The following discussion and analysis relates to factors that have affected the operating results of the Company for the years ended December 31, 2011, 2010 and 2009. Reference should also be made to the Consolidated Financial Statements and the related notes included under “Item 8. Financial Statements and Supplementary Data” of this Annual Report.

Net sales were $1.180 billion in 2011, compared to 910.2 million in 2010 and $649.6 million in 2009. The 29.7% increase in net sales in 2011 versus 2010 was primarily the result of a 22.2% increase in the average price of product sold and a 6.2% increase in the volume of copper pounds of product sold. The average price of copper purchased in 2011 increased 18.7% versus the 2010 average price. In the fourth quarter of 2011, net sales decreased 3.1% compared to the fourth quarter of 2010 on relatively flat prices and a small decrease in unit volumes, and decreased 22.3% on a sequential quarter comparison due to a 13.8% decrease in unit volumes and lower average sales prices. In the fourth quarter of 2010, net sales increased 44.6% compared to the fourth quarter of 2009 on a 36.3% increase in average sales prices and increased unit volumes, and increased 5.5% on a sequential quarter comparison due to a 15.6% increase in average sales prices offset by lower unit volumes.

In comparing 2011 to 2010, the average sales price of wire that contained a pound of copper increased more than the average price of copper purchased during the period. Therefore, margins expanded as the spread between the price of wire sold and the cost of raw copper purchased increased by 33.8%, due primarily to improved industry pricing discipline. Fluctuations in sales prices are primarily a result of changing copper raw material prices and product price competition. Margins were stronger in all four quarters of 2011 versus 2010, peaking in the second half of the year and particularly during the fourth quarter.

The 40.1% increase in net sales in 2010 versus 2009 was primarily the result of a 45.8% increase in the average selling price of product sold and a 3.8% decrease in the volume of copper pounds of product sold. The average price of copper purchased in 2010 increased 50.3% versus the 2009 average price. Unit volume declined in concert with declining industry sales due to the continued low level of construction activity in the United States as discussed throughout this report. The increased average selling price for wire rose more in dollars per pound than the cost of copper purchased. This increased the spread between the sales price of wire and the price of raw copper, and increased margins. Margins were at their lowest during the first quarter when, as noted in prior filings and above, a competitor was sold and liquidated their remaining inventory at levels that depressed industry margins. Margins bounced back in the second quarter and then stabilized in the second half of the year at levels that allowed the Company to be profitable due in part to its low cost structure.

Cost of goods sold was $1.040 billion in 2011 compared to $827.8 million in 2010 and $599.5 million in 2009. The copper costs included in cost of goods sold were $895.2 million in 2011 compared to $671.6 million in 2010 and $440.5 million in 2009. Copper costs as a percentage of net sales increased to 75.8% in 2011 from 73.8% in 2010 and 67.8% in 2009. The increase as a percentage of net sales was due to copper costs increasing more than other costs. As noted above, copper costs are the largest component of costs and therefore the most significant driver of sales prices of wire. Accordingly, the increase in copper prices and the corresponding increase in net sales dollars in 2011 caused most of the other costs to shrink in terms of their percentage of net sales dollars. The cost of other raw materials, however, rose from 6.6% of net sales in 2010 to 7.3% in 2011. On a cents per pound basis, the cost of other raw materials increased by 35.7% in 2011 versus 2010, consistent with the cost of copper and other commodities and in small part due to the fact the Company began producing aluminum wire in 2011. Although the quantity of aluminum building wire sold in 2011 was insignificant compared to copper volumes, the Company did slowly increase its sales of aluminum wire during the year. The Company produced aluminum wire in its current plants in 2011. In December of 2011, the Company announced that it is building a new 202,000 square-foot manufacturing plant on its McKinney, Texas campus, in which the Company will expand its aluminum wire and cable production. While much cheaper than copper, aluminum is higher in cost than the majority of the rest of the products in the other materials category, which in turn contributed marginally to the rise in the other materials category percentage.

The increase in copper prices in 2010 compared to 2009 also caused other costs to shrink in terms of their percentage of sales dollars. The cost of other raw materials increased by 10.4% in 2010 versus 2009, consistent with the cost of copper and other commodities, albeit at a lower rate of increase. Material cost percentages in 2009 were increased by a 5.6% LIFO debit (expense). In 2010, material costs were increased by a 3.0% LIFO debit (expense), while in 2011 they were decreased by 2.0% LIFO credit (income). Adding LIFO to the copper and other materials, the total materials cost including LIFO in 2011 was 81.2% of net sales versus 83.4% in 2010 and 82.2% in 2009.

Depreciation, labor and overhead costs as a percentage of net sales were 6.9% in 2011 compared to 7.5% in 2010 and 10.1% in 2009. The percentage decrease of depreciation, labor and overhead costs in 2011 and 2010 was due primarily to the precipitous increase in copper driven sales dollars exceeding the percentage increase in depreciation, labor and overhead costs. This disparity is due to the fact that depreciation, labor and overhead costs have fixed or semi-fixed components and do not vary directly with unit volumes.

Inventories consist of the following at December 31 (in thousands):

	2011	2010	2009
Raw materials	$18,482	$27,092	$14,497
Work-in-process	22,955	19,889	12,239
Finished goods	84,819	81,940	75,239

	126,256	128,921	101,975
Adjust to LIFO cost	(62,765)	(86,817)	(59,412)
Lower of cost or market adjustment	—	—	—

	$63,491	$42,104	$42,563

In 2011, copper traded in a relatively consistent range, at or near historical highs for most of the first three quarters and then made a fairly steep decline in the fourth quarter. This was offset slightly by a small increase in the amount of inventory on hand. These factors resulted in the 2011 year-end inventory value of all inventories using the LIFO method being $62.8 million less than the FIFO value, and the 2011 year end LIFO reserve balance being $24.0 million lower than at the end of 2010. This resulted in a LIFO adjustment decreasing cost of sales by $24.0 million. In the fourth quarter of 2011, as part of the Company’s aforementioned expansion into aluminum wire products and in anticipation of the start of production at the Company’s new aluminum wire plant in 2012, the Company began a new aluminum wire inventory pool which is accounted for separately from the Company’s copper wire inventory pool. The Company established this new aluminum wire pool in accordance with U.S. GAAP, which requires that new inventory items not previously present in significant quantities and having qualities significantly different from those items previously inventoried, as is the case with the physical, chemical, and cost differences between copper and aluminum metals, be accounted for separately. Based on the current copper and other raw material prices, there is no LCM adjustment necessary. Future reductions in the price of copper and other raw materials could require the Company to record an LCM adjustment against the related inventory balance, which would result in a negative impact on net income.

In 2010, copper traded in a relatively consistent range for most of the first three quarters and then made a fairly steep rise in the fourth quarter, approaching historical highs by year end. The unit volume of inventory on-hand also decreased slightly in 2010. These factors resulted in the 2010 year-end inventory value of all inventories using the LIFO method being $86.8 million less than the FIFO value, and the 2010 year end LIFO reserve balance being $27.4 million higher than at the end of 2009. This resulted in a corresponding increase of $27.4 million in cost of goods sold for the year. Due to the management of inventory levels commensurate with declining unit sales volumes during 2010, the Company liquidated a portion of the inventory layer established in 2005. As a result, under the LIFO method, these inventory layers were liquidated at historical costs that were less than current costs, which favorably impacted cost of goods sold by $1.6 million for the full year and net income for the full year by $1.1 million.

In 2009, copper began at the 2008 year end lows and rose gradually throughout the year, mirroring the rebound in global commodity prices. The unit volume of inventory on-hand also decreased in 2009. These factors resulted in the 2009 year-end inventory value of all inventories using the LIFO method being $59.4 million less than the FIFO value, and the 2009 year end LIFO reserve balance being $36.3 million higher than at the end of 2008. This resulted in a corresponding increase of $36.3 million in cost of goods sold for the year. Due to the management of inventory levels commensurate with declining unit sales volumes during 2009, the Company liquidated a portion of the inventory layer established in 2005. As a result, under the LIFO method, these inventory layers were liquidated at historical costs that were less than current costs, which favorably impacted cost of goods sold by $13.1 million for the full year and net income for the full year by $9.9 million.

Gross profit was $140.9 million, or 11.9% of net sales in 2011 compared to $82.4 million, or 9.1% of net sales in 2010 and $50.1 million or 7.7% of net sales in 2009. The changes in gross profit were due to the factors discussed above.

Selling expenses, which include freight and sales commissions, were $47.8 million in 2011, $38.7 million in 2010 and $31.7 million in 2009. As a percentage of net sales, selling expenses decreased slightly to 4.1% in 2011, versus 4.2% in 2010 and 4.9% in 2009. In 2011, selling expenses held essentially steady as a percentage of net sales. The 2010 decrease is due to freight costs dropping as a percentage of the increased sales dollars. General and administrative expenses, as a percentage of net sales, were 1.4% in 2011, 2.0% in 2010 and 1.8% in 2009. The percentage decrease in 2011 is due primarily to the reduction in legal expenses versus 2010, while the increase in 2010 is primarily due to corresponding changes in administrative, legal and state tax expenses. In 2011, 2010 and 2009 accounts receivable write-offs were not material, with a net write-off in 2011 of $480,000. The Company increased the bad debt reserve by $0, $300,000 and $300,000 in 2011, 2010 and 2009, respectively, to provide for potential bad debt expenses.

Interest expense decreased to $0.3 million in 2011 from $0.5 million in 2010 and $3.2 million in 2009. As discussed in detail in previous filings, the Company paid off its long-term debt in January of 2010. The Company capitalized interest expense relating to the construction of assets in the amounts of approximately $0 in 2011, $29,000 in 2010 and $354,000 in 2009.

The Company’s effective tax rate was 34.2% in 2011, 31.8% in 2010 and 24.3% in 2009, commensurate with the Company’s tax liabilities. The American Jobs Creation Act of 2004 provides a deduction from income for qualified domestic production activities that was phased in from 2005 through 2010. Accordingly, the impact of any deduction is being reported in the period for which the deduction will be claimed on the Company’s tax return. The domestic production activity deduction reduced the 2011 effective tax rate approximately 2.0%.

As a result of the foregoing factors, the Company’s net income was $50.1 million in 2011, $15.3 million in 2010 and $3.6 million in 2009.